November 15, 2016

VIA EDGAR

Mr. Stephen Krikorian

Branch Chief – Accounting

Office of Information Technologies and Services

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Glu Mobile Inc.
Form 10‑K for the Fiscal Year Ended December 31, 2015
Filed March 4, 2016
Form 8‑K
Filed August 2, 2016 (the “Form 8‑K”)
File No. 001‑33368

Dear Mr. Krikorian:

Glu Mobile Inc. (the “Company”) submits this letter in response to comments from the staff of the Securities and Exchange Commission (the “Staff”) received by letter dated October 25, 2016 related to the above‑referenced Form 8‑K.

For ease of reference, the Company has set forth below, in italics, the text of each of the Staff’s comments prior to the Company’s response.

Form 8‑K filed August 2, 2016

1.

We note that you present Adjusted gross profit, Adjusted operating income/(loss), Adjusted net income/(loss), Adjusted net income/(loss) per share and Adjusted EBITDA that includes the change in deferred revenue, which substitutes individually tailored recognition methods for those of GAAP. Please describe the changes you expect to make to your presentation in light of the new guidance in Question 100.04 of the updated Compliance and Disclosure Interpretations issued on May 17, 2016.

Response:  As noted in the Company’s earnings press release furnished as Exhibit 99.1 to the Form 8‑K filed on November 3, 2016 (“November Earnings Release”), as a supplement to our financial measures presented in accordance with Generally Accepted Accounting Principles (“GAAP”), the Company presents certain non‑GAAP measures of financial performance that it believes enhances investors’ ability to understand the Company’s business.

In the past, among other things, these non‑GAAP financial measures have included the change in deferred revenues and deferred cost of revenue with respect to the Company’s mobile games. Internally, management includes the change in deferred revenues and deferred cost of revenue when evaluating the Company’s operating performance, when planning, forecasting and analyzing future periods, and when assessing the performance of its management team.  Management believes this is appropriate because doing so enables an analysis of performance based on the timing of actual transactions with our customers, which is consistent with the way the Company is measured by investment analysts and industry data sources. In addition, including the change in deferred revenues and deferred cost of revenue provides a much more timely indication of trends in our operating results.

While we believe including the change in deferred revenues and deferred cost of revenue with respect to the Company’s mobile games in our earnings press releases was useful to our investors, we acknowledge the guidance in Question 100.04 of the updated Compliance and Disclosure Interpretations and the Staff’s comment.  As such, the Company advises the Staff that in its November Earnings Release, the Company did not include the following non‑GAAP measures for the quarter ended September 30, 2016: Adjusted operating income/(loss), Adjusted net income/(loss), and Adjusted net income/(loss) per share (“Prior Non‑GAAP Measures”).

Additionally, in its November Earnings Release, the Company included disclosure of “Adjusted gross profit (as previously defined)” and “Adjusted EBITDA (as previously defined)” (the “Discontinued Non‑GAAP Measures”), which included the change in deferred revenue and deferred cost of revenue.  We believed that it was important to provide these Discontinued Non‑GAAP Measures one final time as transitional disclosure so that investors could evaluate the Company’s financial results for the quarter ended September 30, 2016 against the guidance the Company provided in its prior earnings press release.  The Company informed investors in the November Earnings Release that it would no longer be providing these Discontinued Non‑GAAP Measures in the future.  However, the Company provided investors with forward looking guidance for “Adjusted gross margin (as previously defined),” which included the change in deferred revenue and deferred cost of revenue for the fourth quarter and the full year ending December 31, 2016 in its November Earnings Release. We believe that providing guidance on this non-GAAP financial measure is important to investors’ understanding of the Company’s future profitability and expectations for the forward looking period. As the Company is unable without unreasonable effort to predict, with reasonable accuracy, future changes in deferred revenue and cost of revenue due to differing estimated useful lives of paying users across games, variability of monthly revenue, platform commissions and royalties by game and unpredictability of revenue from new game releases, the Company is unable to provide guidance for gross margin and instead must rely on Adjusted gross margin (as previously defined). Without this information, investors would not be able to understand the Company’s bookings guidance and its expected profitability as a percentage of our booking guidance.  The Company does not intend to provide “Adjusted gross margin (as previously defined)” with respect to any completed reporting period in any future earnings releases; it only intends to provide guidance on this metric for future periods.

Furthermore, the Company also provided in the November Earnings Release the following modified non‑GAAP measures: “Adjusted gross profit (redefined)” and “Adjusted EBITDA (redefined)” (“Redefined Measures”), which exclude the changes in deferred revenue and deferred cost of revenue; and which the Company intends to provide to investors going forward in lieu of the Discontinued Non‑GAAP Measures.

The Company further advises the Staff that it intends to:

•	no longer disclose the Prior Non‑GAAP Measures with respect to any previously ended reporting period;
•	no longer disclose the Discontinued Non‑GAAP Measures with respect to any completed reporting period; and
•	disclose the Redefined Measures, which exclude the changes in deferred revenue and deferred cost of revenue, as provided in the November Earnings Release.

2.	Please disclose the income tax effects of your non‑GAAP adjustments in your next earnings release. See Question 102.11 of the updated Compliance and Disclosure Interpretations issued on May 17, 2016

Response:    We acknowledge the Staff’s comment and advise the Staff that due to the changes made in our November Earnings Release, including the removal of the Prior Non‑GAAP measures, and our intention to discontinue the disclosure of the Discontinued Non‑GAAP Measures, we believe that disclosure of the income tax effects of our non‑GAAP adjustments is no longer necessary.

3.

We note that you omit a quantitative reconciliation with respect to your forward looking non‑GAAP guidance, but you do not provide the disclosures required when the reconciliation is omitted. In your next earnings release, please follow the guidance in Question 102.10 of the updated Compliance and Disclosure Interpretations issued on May 17, 2016

Response:    We advise the Staff that the Company modified its disclosure in the November Earnings Release to (1) bolster the Company’s explanation as to why it is unable without unreasonable effort to provide a reconciliation of its non‑GAAP financial measure guidance and (2) increase the prominence of this disclosure by including it as the first paragraph under the captions entitled “Fourth Quarter Expectations – Quarter Ending December 31, 2016” and “2016 Expectations – Quarter Ending December 31, 2016.” The Company believes that the disclosures included within the November Earnings Release reflects the guidance included in Question 102.10 of the updated Compliance and Disclosure Interpretations issued on May 17, 2016.

***

Pursuant to the Staff’s request, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust that you will find the foregoing responsive to the Staff’s comment.  If you have any further questions or comments, please contact me by telephone at (415) 800‑6169 or by email at eric.ludwig@glu.com.

Sincerely,

GLU MOBILE INC.

/s/ Eric R. Ludwig

Eric R. Ludwig

Executive Vice President, Chief Operating Officer and Chief Financial Officer

cc:        Niccolo M. de Masi (Executive Chairman, Glu Mobile Inc.)

Nick Earl (President and Chief Executive Officer, Glu Mobile Inc.)

Scott J. Leichtner (Vice President, General Counsel and Secretary, Glu Mobile Inc.)

Gregory J. Cannon (Vice President, Finance and Investor Relations, Glu Mobile Inc.)